SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1.   Press  release  re  Internet  Gold  Reports  Record   Revenues  and  Strong
     Profitability for the Quarter and Year Ended December 31, 2004 dated February 22, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Record Revenues and Strong Profitability for the Quarter and Year Ended December 31, 2004

Tuesday February 22, 7:48 am ET

Company Expects Higher Rate of Growth in Revenues and EBIT in 2005
PETACH TIKVA, Israel, February 22 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq: IGLD - News) today reported its financial results for the fourth quarter and fiscal year ended December 31, 2004.

Highlights of the Quarter

    - Q4 revenues reach record $14.2 million, up 29% year-over-year and 13% compared to Q3 2004
    - The new 015 Telephony service reached breakeven after 6 months from launch
    - Company continues to consolidate the market through acquisition of ISP AquaNet and remaining shares of GoldTrade and Start.net
    - Continues to build position in e-advertising market through launch of Hebrew-language MSN-Search and cooperation with Netex, a leading Israeli search and index site.
    - Shortly after the end of the quarter: Internet Gold's shares moved up to the Nasdaq National Market from the SmallCap Market, trading under the same symbol, IGLD. The Company also received approval to dual-list its shares on the Tel Aviv Stock Exchange (TASE).

Financial Results

Revenues for the fourth quarter were NIS 61.1 million (US$ 14.2 million), an increase of 29% compared with NIS 47.5 million in the fourth quarter of 2003, and a 13% increase compared with NIS 54.3 million in the third quarter of 2004. The higher revenues include the contribution of Aquanet, which the Company acquired in November. Gross margins for the quarter were 55.4%, well above the Company's target of 50%.

Net income for the quarter was NIS 6.4 million (US$ 1.5 million), or NIS 0.35 (US$ 0.08) per share, compared with NIS 5.1 million, or NIS 0.27 per share in the fourth quarter of 2003. Net income included a one-time tax benefit of NIS
2.3 million related to Start.net, and a one-time NIS 2.8 million impairment charge relating to the discontinued telemarketing operations of GoldTrade.

"We are proud to report a strong end to an important transitional year during which we expanded our core business, launched our telephony services and continued building leadership in emerging e-Advertising and e-Commerce markets," commented Eli Holtzman, Internet Gold's CEO.

"During the quarter, we moved quickly, taking advantage of opportunities to consolidate the access market and to improve our positioning in new markets. We are pleased that our new telephony operations are already at breakeven, and continue to see rapid progress in our MSN-Israel, GoldMind and GoldTrade subsidiaries. Our acquisitions of Aquanet and Start.net have begun contributing to our results and are helping us gain market share in several of our target markets.

"Looking forward, we believe the growth rate of our revenues and operational profits will improve in 2005, driven primarily by the continued expansion of our telephony and e-Advertising businesses. In parallel, we will continue to build our leadership of Israel's emerging e-commerce market and to expand and consolidate the access and related markets. Taken as a whole, with a talented and effective team, a sound strategy and leading brands, we are confident in our ability to deliver even stronger performance in the year ahead."

The Company's revenues for fiscal 2004 were NIS 219.6 million (US$ 51.0 million), an increase of 22% compared with NIS 179.6 million for 2003. Gross margins for the year were 55.9% compared to 48.3% for 2003. Net income for 2004 was NIS 19.5 million (US$ 4.5 million), or NIS 1.06 (US$ 0.25) per share, an increase of 37% compared with NIS 14.3 million, or NIS 0.78 per share for 2003.

Cash flow from operations for 2004 was NIS 38.2 million (US$ 8.9 million) compared with NIS 29.2 million for 2003.

Review of Operations of Major Subsidiaries

MSN Israel (50.1% owned, e-advertising via MSN, MSN Messenger, Hotmail Israel and MSN Search Israel): During the fourth quarter, the user base of MSN-Israel's Messenger service increased by 17%, reaching 852,000 active users compared to 730,000 at the end of the third quarter. Its annual revenues increased by 34% compared to 2003. After the end of the quarter, MSN-Israel launched MSN-Israel Search as part of Microsoft Corporation's worldwide launch of its new MSN-Search.

GoldMind (100% owned, value-added services and rich Internet content):
GoldMind's revenues for 2004 increased by 114% compared to 2003 reflecting continued rising demand for anti-virus and anti-spam services, customized on-line magazines and newsletters.

GoldTrade (100% owned, operates the P1000 e-commerce site) during the fourth quarter, Internet Gold acquired the remaining shares of GoldTrade, making it a fully-owned subsidiary. Having terminated its telemarketing and other offline activities during the fourth quarter, GoldTrade reached positive EBITDA (earnings before interest, taxes, depreciation and amortization) for the quarter from its continuing operations. Losses from discontinued activities have been reported on an equity basis in a separate line in Internet Gold's income statement.

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-Advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its joint-venture (50.1% ownership) with Microsoft Corp., (49.9% ownership), the Company operates Israel's leading Internet portal. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary GoldMind focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.


NOTE A: Convenience Translation to Dollars


The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at December 31, 2004: U.S. $1.00 equals NIS 4.308. The translation was made solely for the convenience of the reader.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il



    Balance Sheets - Consolidated

                                                             Convenience
                                                             translation
                                                                 into US
                                                                 Dollars
                                                                     NIS
                                                              4.308=US$1

                                         Consolidated       Consolidated

                                         As at        As at        As at
                                   December 31  December 31  December 31
                                          2004         2003         2004
                                   (Unaudited)    (Audited)  (Unaudited)

                                        NIS thousands      US$ thousands

    Assets
    Current assets
    Cash and cash equivalents           75,637    81,891     17,557
    Trade receivables, net              52,682    35,569     12,231
    Other receivables                    8,948    12,769      2,077
    Deferred taxes                       2,564     1,914        595

    Total current assets               139,831   132,143     32,460

    Investments
    Investments in investee companies        -     1,550          -
    Deferred taxes                          22        21          5

                                            22     1,571          5

    Property and equipment, net         40,583    29,160      9,420

    Other assets and deferred charges  114,956    51,130     26,684

    Assets allocated to discontinued     4,631         -      1,075
    operation


    Total assets                       300,023   214,004     69,644

    Internet Gold - Golden Lines Ltd.


                                                                  Convenience
                                                                  translation
                                                                      into US
                                                                      Dollars
                                                                          NIS
                                                                   4.308=US$1

                                                Consolidated     Consolidated

                                                  As at     As at       As at
                                               December  December    December
                                                     31        31          31
                                                   2004      2003        2004
                                             (Unaudited) (Audited) (Unaudited)

                                                  NIS thousands   US$ thousands

    Liabilities

    Current liabilities
    Short-term bank loans                        10,950     5,259     2,542
    Accounts payable                             73,383   *36,591    17,034
    Other payables                               13,784   *14,037     3,200

    Total current liabilities                    98,117    55,887    22,776

    Long-term liabilities
    Excess of liabilities over assets in              -     7,706         -
    investees
    Long-term loans and other long-term          72,117    27,389    16,740
    obligations
    Deferred revenues                                 3        23         1
    Liability for severance pay, net              6,240     4,928     1,448

    Total long-term liabilities                  78,360    40,046    18,189

    Liabilities allocated to discontinued         1,653         -       384
    operation

    Shareholders' equity
    Ordinary shares, NIS 0.01 par value
    (501,000,000 shares authorized;
    18,431,500 shares
    issued and fully paid as at December 31,        197       197        46
    2004)
    Additional paid in capital                  215,040   215,040    49,916
    Accumulated deficit                         (93,344)  (97,166)  (21,667)

    Total shareholders' equity                  121,893   118,071    28,295

    Total liabilities and shareholders' equity  300,023   214,004    69,644

    * Reclassified

    Internet Gold - Golden Lines Ltd.

    Statements of Operations - Consolidated

                                                                           Convenience
                                                                           translation
                                                                               into US
                                                                               Dollars
                                                                         NIS4.308=US$1

                                   Consolidated          Consolidated     Consolidated

                                    Three months                Year         Year         Year          Year
                                      ended                    ended        ended        ended         ended
                            December 31   December 31    December 31  December 31  December 31   December 31
                                   2004          2003           2004         2003         2002          2004
                            (Unaudited)   (Unaudited)    (Unaudited)    (Audited)    (Audited)   (Unaudited)
                                          NIS thousands (except for per share data)            US$ thousands
    Revenues                     61,110        47,450        219,577      179,642      184,318        50,970

    Costs and
    expenses:
    Cost of revenues             27,285        22,339         96,820       92,871       99,564        22,474
    Selling and
    marketing
    expenses                     20,408        12,009         73,155       41,393       37,125        16,981
    General and
    administrative
    expenses                      6,375         5,879         24,258       21,908       21,209         5,631
    Total costs and              54,068        40,227        194,233      156,172      157,898        45,086
    expenses

    Income from                   7,042         7,223         25,344       23,470       26,420         5,884
    operations
    Financing income
    (expenses), net                (131)         (151)           122       (3,235)       2,151            28
    Other (expenses)
    income,
    net                             367            11         (1,077)      (2,592)          (3)         (250)

    Income from
    continued
    operations before
    income
    taxes                         7,278         7,083         24,389       17,643       28,568         5,662
    Income tax benefit            1,842          (176)           301        1,935            -            70
    Income after                  9,120         6,907         24,690       19,578       28,568         5,732
    income tax
    Company's share in
    net
    income (loss) of                107          (753)          (396)      (1,538)      (1,530)          (92)
    investees



    Income from
    continued
    operations                    9,227         6,154         24,294       18,040       27,038         5,640
    Company's share
    in loss of
    a subsidiary from
    operations                   (2,817)       (1,060)        (4,763)      (3,737)      (7,080)       (1,106)
    discontinued
    Net income                    6,410         5,094         19,531       14,303       19,958         4,534

    Income (loss) per
    share,
    basic and diluted
    Net income per NIS
    0.01 par value
    of shares (in NIS)
    from continuing                0.50          0.33           1.32         0.98         1.47          0.31
    operations
    Net loss per NIS
    0.01 par
    value of shares
    (in NIS)
    from discontinued
    operations                    (0.15)        (0.06)         (0.26)       (0.20)       (0.39)        (0.06)
    Net income per
    NIS
    0.01
    par value of                   0.35          0.27           1.06         0.78         1.08          0.25
    shares (in NIS)

    Weighted average
    number
    of shares
    outstanding (in
    thousands)                   18,432        18,432         18,432       18,432       18,432        18,432



                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  February 22, 2005